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SEC [redacted] OMMISSION
03001504 19

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22422

RECEIVED FEB 2 5 2003 SEC PROCESSING WASH. D.C. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 AND ENDING December 31, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meeschaert & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

579 Pleasant STreet, Suite 4
(No. and Street)

Paxton MA 01612
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Y. Williams (508) 831-1171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Livingston & Haynes, P.C.
(Name – *if individual, state last, first, middle name*)

40 Grove Street, #380 Wellesley MA 02482
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

83-12

OATH OR AFFIRMATION

I, Christopher Y. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meeschaert & Co., Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President
Title

Barbara T. Bresse
Notary Public Barbara T. Bresse
My Commission Expires: August 1, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEESCHAERT & CO., INC.

PAXTON, MASSACHUSETTS

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

LIVINGSTON & HAYNES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

WELLESLEY • QUINCY • WARE

40 Grove Street • Wellesley, MA 02482-7711
TEL: (781) 237-3339 • FAX: (781) 237-3606 • E-MAIL: lh@lh-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Meeschaert & Co., Inc.
Paxton, Massachusetts

We have audited the accompanying statement of financial condition of Meeschaert & Company, Inc. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Meeschaert & Co., Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Livingston & Haynes P.C.

Wellesley, Massachusetts
January 31, 2003

MEESCHAERT & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$ 6,621
Deposits with clearing organization (deposits of $39,311 and securities with a market value of $295,202)	334,513
Securities owned:	
Marketable - at market value	51,040
Other assets:	
Other receivables	4,578
Commissions receivable	41,545
Deferred tax asset	10,802
	$449,099

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable, accrued expenses and other liabilities	$ 47,173
Stockholder's equity:	
Common Stock, $100 par value: Authorized 10,000 shares; issued 2,456 shares and outstanding 1,228 shares	245,600
Additional paid-in capital	53,512
Retained earnings	449,445
Less 1,228 shares of common stock in treasury, at cost	346,631
	401,926
	$449,099

See accompanying notes to financial statements.

MEESCHAERT & CO., INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of Meeschaert & Co., Inc. ("the Company") are as follows:

Nature of Operations

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of various exchanges and the National Association of Securities Dealers (NASD).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

For the purposes of the statement of cash flows, cash is defined as demand deposits at banks, cash on hand and all highly liquid debt instruments purchased with a maturity value of three months or less, that are not held for sale in the ordinary course of business.

Accounting for Transactions in Trading Securities

Trading securities are valued at market value and appreciation or depreciation of such investments is included in income. Investments include cash, cash equivalents and exchange-traded options.

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Current income taxes are provided on the earnings of the Company at current statutory rates. The current state tax rate in 2002 is 9.5%.

NOTE B - BUSINESS OPERATIONS

The Company has an arrangement with ABN AMRO, Inc. ("ABN") under which the Company introduces as a broker all transactions and accounts of customers to ABN who carry such accounts on a fully disclosed basis. All the customer and broker dealer balances are currently maintained on ABN's financial statements.

NOTE C - RELATED PARTY TRANSACTIONS AND LEASE COMMITMENTS

During the year ended December 31, 2002, the Company paid an affiliated company $24,000 for consulting fees.

During the year ended December 31, 2002, the Company paid an affiliated company $27,000 for administrative costs.

During the year ended December 31, 2002, the Company billed an affiliate $8,940 for services rendered. The Company also billed another affiliated company $1,643 for commissions on transactions.

At December 31, 2002, $1,940 was due from these affiliated companies and is included in other receivables on the balance sheet.

NOTE D - NET CAPITAL REQUIREMENT

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). The Company is required to maintain minimum capital, as defined under such rules. Under these rules, the Company is required to maintain "net capital" equivalent to $100,000 or 1500% of "aggregate indebtedness," whichever is greater, as these terms are defined.

NOTE D - NET CAPITAL REQUIREMENT (Continued)

Net capital and aggregate indebtedness change from day to day, but at December 31, 2002 the Company had net capital and a net capital requirement of $311,942 and $100,000, respectively. The net capital rule may effectively restrict the payment of cash dividends. The Company's net capital ratio was .15 to 1.

NOTE E - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, not yet purchased
Money market fund	$51,040	$ -

NOTE F - INCOME TAXES

The net deferred tax asset in the accompanying statement of financial condition includes the following amounts of deferred tax asset:

Net deferred tax asset consists of:	
Effect of net operating loss carryforward	$ 11,499
Effect of unrealized investment gains (losses)	(697)
	$ 10,802

Deferred income tax expense (benefit) is primarily attributable to timing differences that occur due to unrealized appreciation and depreciation of securities owned, capital loss carryforwards and net operating loss carryforwards.

The components of income tax expense (benefit) are as follows:

Current	$ 1,045
Deferred:	
Effect of net operating loss carryforward	(9,681)
Effect of capital loss carryforward	9,513
Effect of unrealized gains (losses)	(1,949)
	$(1,072)

Tax at statutory rates - 15%	$ 819
State tax at current rates - 9.5%	518
Other permanent differences	(2,409)
	$(1,072)

NOTE F - INCOME TAXES (Continued)

At December 31, 2002, the Company has net operating loss carryforwards with the following expiration dates:

2021	$ 7,877
2022	41,954
	$49,831

NOTE G - DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into various transactions involving derivatives such as exchange-traded options. As of December 31, 2002, the notional amounts of the derivative financial instruments used for trading purposes are as follows:

Equity:	
Options held	$70,600

The remaining maturities for notional amounts outstanding for derivative financial instruments are as follows:

	One to Three Years	Three to Five Years	Total
Options held	$46,300	$24,300	$70,600

The derivative financial instruments are included in the statement of financial condition under the caption "Deposits with clearing organization". Their fair values as of December 31, 2002 are as follows:

Options held	$62,450